Press Release

Cognyte Announces Appointment of Avi Cohen to Board of Directors

Mr. Cohen Brings Extensive Experience Leading Technology Companies

Herzliya, Israel – May 9, 2023 – Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in investigative analytics software, today announced the appointment of Avi Cohen to the Cognyte Board of Directors, effective June 4, 2023.

“We are pleased to welcome Avi Cohen to the Cognyte Board,” said Dan Bodner, chairman of Cognyte’s Board of Directors. “Mr. Cohen brings to Cognyte valuable experience as a former CEO and public company board member.”

Mr. Cohen currently serves on a variety of boards including Cortica, a leading developer of autonomous Artificial Intelligence technology, CGS Tower Networks, which provides next generation network visibility solutions that enable and empower cyber security, big data analytics and monitoring tools, and Nova Measuring Instruments, a leading innovator and provider of metrology solutions for advanced process control in semiconductor manufacturing.

Previously, Mr. Cohen held executive roles leading a variety of technology companies. Among others, he served as chief executive officer of RR Media Ltd. and president and chief executive officer of Orbit Technologies Ltd.

“I’m excited to be joining the Cognyte board,” said Avi Cohen. “I was attracted to the company’s long track record of serving the investigative analytics market with cutting-edge technology and developing deep and long-standing relationships with its customers. These are significant assets for the company, and I look forward to working with my fellow board members and the executive team as we guide the company forward together.”

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com

COGNYTE, ACTIONABLE INTELLIGENCE, and ACTIONABLE INTELLIGENCE FOR A SAFER WORLD are trademarks of Cognyte Software or its subsidiaries. Cognyte Software and other parties may also have trademark rights in other terms used herein.

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Contact:
Investor Relations
Dean Ridlon
Cognyte Software
IR@cognyte.com